EXHIBIT 21
LIST OF SUBSIDIARIES

Subsidiary Name	State of Incorporation or Organization

SEECO, Inc.	Arkansas
Southwestern Energy Production Company	Arkansas
Diamond "M" Production Company	Delaware
DeSoto Drilling, Inc.	Arkansas
DeSoto Sand Company	Arkansas
Southwestern Midstream Services Company	Arkansas
Southwestern Energy Services Company	Arkansas
DeSoto Gathering Company, L.L.C.	Arkansas
A.W. Realty Company	Arkansas
Overton Partners, L.P.	Texas